EXHIBIT 12.0

STATEMENT RE: RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2004		2003		2002
Including Interest on Deposits:
Earnings before income taxes	$531,968		$492,682		$336,014
Combined fixed charges:
Interest expense on deposits	90,389		64,231		95,857
Interest expense on borrowings	300,513		179,954		130,394
Appropriate portion (1/3) of rent expenses	4,565		2,975		2,522

Total fixed charges	$395,467		$247,160		$228,773

Earnings before income taxes and fixed charges	$927,435		$739,842		$564,787

Ratio of earnings to fixed charges	2.35	x	2.99	x	2.47	x

Excluding Interest on Deposits:
Earnings before income taxes	$531,968		$492,682		$336,014
Combined fixed charges:
Interest expense on borrowings	300,513		179,954		130,394
Appropriate portion (1/3) of rent expenses	4,565		2,975		2,522

Total fixed charges	$305,078		$182,929		$132,916

Earnings before income taxes and fixed charges	$837,046		$675,611		$468,930

Ratio of earnings to fixed charges	2.74	x	3.69	x	3.53	x